                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Signal Technology Corporation
                           (Name of Subject Company)

                         Signal Technology Corporation
                       (Name of Person Filing Statement)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   826675100
                     (CUSIP Number of Class of Securities)

                               George E. Lombard
               Chairman of the Board and Chief Executive Officer
                         Signal Technology Corporation
                              Tower at Northwoods
                               222 Rosewood Drive
                          Danvers, Massachusetts 01923
                                 (978) 774-2281
                (Name, address, and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)

                                with a copy to:

                             Roger D. Feldman, Esq.
                             Fish & Richardson P.C.
                              225 Franklin Street
                        Boston, Massachusetts 02110-2894
                                 (617) 956-5924

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a conference call hosted by Signal Technology Corporation on April 17, 2003.

SIGNAL TECHNOLOGY CORPORATION CONFERENCE CALL
APRIL 17, 2003 11:30 A.M. ET

GEORGE LOMBARD: Thank you, operator. Good morning and welcome everyone. With me this morning is Bob Nelsen, our chief financial officer. Thank you for joining us on such short notice. After the Safe Harbor statement and a required disclaimer, I will have some brief comments on this morning's announcement. Following that, we will open the call up to questions from the investment community. Please be aware that we will not be making comments on our first-quarter financial performance, nor will we be discussing our financial guidance, either during my prepared remarks or during the Q&A session that follows. We will be releasing our first-quarter results pre-market on April 29, 2003, followed by a conference call at 11:00 a.m. eastern time.

Now for the Safe Harbor. The statements made during this presentation that are not historical facts contain forward-looking information that involves risks and uncertainties. Important factors that may cause actual results to differ include, but are not limited to risks detailed from time to time in the Company's Securities and Exchange Commission filings. These documents identify and describe important factors that can cause results to differ materially from those contained in any forward-looking statements that we may make.

In addition, the statements made during this conference call constitute neither an offer to purchase nor a solicitation to sell shares of Signal. At the time the offer is commenced, Crane Co. and STC Merger Co. will file a tender offer statement with the U.S. Securities and Exchange Commission and Signal will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation and recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation and recommendation statement, will be made available to all stockholders of Signal at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission), the solicitation statement and other filed documents will also be available for free on the Commission's website at www.sec.gov.

With that said, I'd like to explain why Signal's board believes that Crane's tender offer represents excellent value for the company and its shareholders.

Crane recognizes our strong positioning and is offering a substantial premium over Signal's historic values and historic sector multiples. The EBITDA multiple is 10.2, based on 2002 numbers. The sales multiple is 1.6, based on 2002 revenue.

I would also add that we believe this business combination will be positive for our customers and our employees. The two organizations represent an exceptionally good fit in terms of operations, technologies and products. We expect the Signal employee team to quickly become recognized as key contributors to Crane's growth and profitability going forward.

With these prepared remarks having been said, Operator please open the call up for questions and answers.

OPERATOR: If you do have a question at this time, please press the star key followed by the digit one on your touch-tone phone. Also, if you are using your speaker phone, please make sure the mute function is switched off, so your call will reach our equipment. Again, that is star one if you have a question.

We'll go first to Scott Graham of Bear Stearns.

SCOTT GRAHAM, BEAR STEARNS: Good morning and congratulations to you. I am a sell-side analyst. I just was curious as to whether you felt that this acquisition within your sector begins a period of increased activity overall because of the attractiveness now of defense businesses, and if, in fact, you believe that there might be another bidder who can step up here?

GEORGE LOMBARD: First of all, with respect to `would it be a prelude to other activity in the sector,' the sector has been somewhat quiet and it may or may not. I am not sure.

With regard to other bidders, we did go through a process and we did have several interested parties. We did entertain several bids and Crane's bid was superior and that is why it was the one we selected.

OPERATOR:  We'll go next to Sri Tallapragada of Cathay Financial.

SRI TALLAPRAGADA, CATHAY FINANCIAL: I just wanted to see if due diligence has been completed or if there are any outstanding items?

GEORGE LOMBARD: Due diligence commenced approximately eight months ago. Crane spent approximately six months in due diligence. The traditional issues and discussions took place and we satisfied them all. I don't believe that there is any additional due diligence to be done.

OPERATOR:  We'll go next to Nick Morello of Ramius Capital.

NICK MORELLO, RAMIUS CAPITAL: Congratulations. I just had a quick question. Do you need approval from the Department of Defense to complete this transaction?

GEORGE LOMBARD: I do not believe so.

NICK MORELLO, RAMIUS CAPITAL: Thanks.

OPERATOR: Star one for questions. Next we have Matt Robison from Ferris, Baker, Watts

MATT ROBISON, FERRIS, BAKER, WATTS: Good morning, George. Could you comment on any break-up fees? Also, have you seen any indications as to percentage to be tendered from the shareholders beyond the 17.6% that you have indicated amongst the board and so forth?

GEORGE LOMBARD: First with respect to the break-up fee, as is traditional, the definitive agreement does contain break-up terms. Those terms are generally if we for any reason, such as a topping bid or some alternative comes up that we find superior, then we would immediately owe a $4.5 million break-up fee to Crane.

I should also mention, there is a very serious non-solicitation clause, and we are going to abide by that.

MATT ROBISON, FERRIS, BAKER, WATTS: You mentioned 17% of shares held amongst directors and family members have agreed to be tendered. Have you gotten any indications beyond that at this point?

GEORGE LOMBARD: Not that I could quantify. I have gotten a load of calls and emails. People seem to be thinking this is a good value. I don't have any question that we will achieve the required minimums.

MATT ROBISON, FERRIS, BAKER, WATTS:  Okay. Thanks.

OPERATOR: Again, star one for questions. We will go back to Nick Morello of Ramius Capital.

NICK MORELLO, RAMIUS CAPITAL: I just have a follow-up question. When might we anticipate seeing a definitive agreement? And in terms of the acquirer's asbestos liability, clearly they have been having some problems lately with that. If that gets any worse, would that be a material change?

GEORGE LOMBARD: First, let me just say that I don't believe so. It is not a condition in the agreement. They did have a ten o'clock conference call. You could replay that. I think some discussion took place about the asbestos matters, but there is no condition regarding that in our agreement. And our agreement is a definitive agreement, to be followed by the commencement of the tender sometime in the next ten-to-fourteen days. We are under a very definitive set of terms and we are moving forward.

OPERATOR:  We will go to Joan Park from Deal Analytics.

JOAN PARK, DEAL ANALYTICS: Hi. Can I get the financial advisors of both sides? And also can you confirm that there are no direct product overlaps?

GEORGE LOMBARD: The financial lead on the Signal side is Bob Nelsen. He is here with me. Bob, who do you think the connection would be at Crane?

BOB NELSEN: Our financial advisor is Wachovia. I would defer to Crane for their financial advisor.

JOAN PARK, DEAL ANALYTICS: Okay. And on the second questions?

BOB NELSEN: I'm sorry, could you repeat the question?

JOAN PARK, DEAL ANALYTICS: Can you confirm that in the product lines, there aren't any specific direct overlaps?

GEORGE LOMBARD: There is a small amount of overlap, I think in the power side of the business, but very small. The rest is very synergistic and a lot of complimentary market capability, market expansion and product expansion.

JOAN PARK, DEAL ANALYTICS: Thank you.

OPERATOR: At this time there are no further questions. Gentlemen, I will turn the call back over to you for any additional and closing remarks.

GEORGE LOMBARD: All right. Thank you operator. That concludes our prepared remarks and the Q and A session. We appreciate very much all your interest and support. That will do it for today. Thank you very much.

OPERATOR: This concludes today's conference. You may disconnect at this time.

End of Conference Call.

The above transcript is neither an offer to purchase nor a solicitation to sell shares of Signal Technology Corporation ("Signal"). At the time the offer is commenced, Crane Co. and STC Merger Co. will file a tender offer statement with the U.S. Securities and Exchange Commission and Signal will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Signal at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission), the solicitation/recommendation statement and other filed documents will also be available for free at the Commission's website at www.sec.gov.